UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2021 Annual General Shareholders’ Meeting to be held on April 28, 2021
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 6, 2021

Item 1

To Our Valued Shareholders:

Over the course of 2020, our quarterly reports described operating conditions and financial results with words like difficult, challenging, unprecedented, and many others that conveyed the mostly-negative impacts of the COVID-19 pandemic on our business. Looking back now, we should remember that it was also a year of community support, re-evaluation of priorities, adaptation to change and the demystification of long-held paradigms. We strengthened our ties with our people and the communities we serve, re-focused our efforts on the business factors we control, changed the way we serve our customers and came together while working from a distance. Most importantly, Arcos Dorados managed through the crisis better than any other restaurant operator in Latin America and the Caribbean while staying true to its values.

We began 2020 from a position of strength, having outperformed the industry in most of our markets and fortified our balance sheet in the previous years. During the first two months of the year we generated strong comparable sales performance on top of the prior year’s solid results. So, when the severity and depth of the pandemic were still unclear, we were already taking proactive and aggressive steps to care for our people and guests while also protecting the long-term sustainability of the business. We quickly implemented the McProtegidos (McSafe) program, enhancing our industry-benchmark food safety and hygiene practices, to continue offering employees and guests the safest restaurant experience in the region.

As the year progressed, we focused on the sales channels, or segments, that were both preferred by our guests and represented a significant competitive advantage for Arcos Dorados. We have historically taken a long-term, strategic approach to growth, which included developing a best-in-class free-standing restaurant footprint. Thanks to the resilience and adaptability of this restaurant format, Drive-thru sales grew 33% and Delivery sales expanded 153%, in constant currency, last year. These sales segments, further supported by the most downloaded and highest-rated Digital mobile App in the industry, drove consistent sequential sales growth through the final eight months of the year.

Against a backdrop of steadily improving sales, we worked hard to adjust our cost structure by transforming a large portion of our fixed costs into variable costs, most notably our base rental agreements. We simplified menu offerings in all markets, reducing the number of items by at least 30%, thus, streamlining our supply chain and the operation itself. This allowed us to meet demand with no material interruptions in supply, mitigate the impact of food and paper cost increases and quickly begin procuring the personal protective equipment needed to ensure the safety of our people and guests. Consolidated restaurant-level gross margin remained in-line with the prior year and productivity improved sequentially as the efficient Drive-thru and Delivery segments drove a higher percentage of sales.

With all these measures, and several others, we generated Adjusted EBITDA of $72.5 million last year. Although not what we expected when the year began, achieving this level of profitability seemed impossible after the first semester’s negative Adjusted EBITDA of ($11.7) million. But by June we were already generating positive Adjusted EBITDA in all divisions and in July consolidated Adjusted EBITDA turned positive and grew sequentially through the end of the year.

Our optimism for the potential of the McDonald’s brand in Latin America and the Caribbean remains unchanged. The learnings of 2020 and the adjustments we made last year have made us a more agile and adaptable company. We strengthened the McDonald’s brand through significant market share gains in many key markets and we are poised to take advantage of those gains when consumption behaviors normalize.

The Company’s balance sheet is strong, as we limited the impact of the pandemic on our capital structure by quickly stabilizing cash flows in late April. While we maintained investments in the digital capabilities that lengthened our lead in the industry’s digital race and focused on the sales channels and restaurant formats preferred by our guests, we were able to pause the ambitious growth plan we had developed for the year, opening just nine new restaurants in 2020.

Our currency hedging policy mostly offset the additional $150 million of 2027 Notes, issued at the lowest cost in the Company’s history, as part of the successful re-financing of the short-term debt we used to meet cash needs at the peak of the crisis. As a result, net debt rose less than $35 million from year-end 2019 to year-end 2020. We expect the net debt to Adjusted EBITDA leverage ratio to approach the high end of our 2.0x to 2.5x comfort range over the final three quarters of 2021 as our trailing-twelve-month Adjusted EBITDA recovers.

In 2021, we plan to keep our simplified menu approach and leverage McDonald’s core menu favorites while also re-energizing the family business and driving sales growth with the Three D’s strategy built on Drive-thru, Delivery and Digital. We also expect to open forty to fifty new restaurants, focused on the free-standing format in our biggest market, Brazil. Additionally, we have aligned internal incentives with the strategically-important Receta del Futuro, or Recipe for the Future, ESG platform. Arcos Dorados is the first major Latin American restaurant operator to incorporate ESG indicators in the variable compensation program for its executives, beginning in 2021. Notably, the annual report that accompanies this letter was prepared in parallel with our next Social Impact and Sustainable Development Report, which will be published shortly after the annual filing of financial results.

I have no doubt that the lessons of 2020 have made us a stronger Company and a more beloved Brand in the region. The operating environment at the beginning of 2021 remains volatile, but we expect the situation to begin normalizing later in the year, allowing us to capitalize on the clear advantages of the Arcos Dorados business model and generate value for our shareholders.

Thank you for your continued support.

Sincerely,

Marcelo Rabach

Chief Executive Officer

Item 2

NOTICE OF 2021 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 12, 2021, the Shareholders are invited to the 2021 Annual General Shareholders’ Meeting to be held on April 28, 2021, at 10:00 a.m. (Bogota local time) at the Company’s office located at Avenida 116 n°7-15 Torre Cusezar Office 1401, Bogota, Colombia, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2020, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2020. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2021. (Proposal 2)

4.	Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2024. (Proposal 3)

a.	Mr. Woods Staton

b.	Mr. Sergio Alonso

c.	Mr. Francisco Staton

Each of Messrs. Woods Staton, Sergio Alonso and Francisco Staton currently serve as Class I Directors on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Staton, Alonso and Staton are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company's March 12, 2021 notice, the Board of Directors has fixed the close of business on March 26, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company. If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 27, 2021. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2021 to April 23, 2021 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mrs. Victoria Darriba, on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from April 1, 2021 to April 23, 2021 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

____________________________

Woods Staton

Executive Chairman of the Board of Directors

Dated: March 31, 2021

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

MR. WOODS STATON

Mr. Staton is our Executive Chairman of the Board. He was our Chairman and Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin American Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America. Mr. Staton is co-founder of Endeavor Argentina, an organization for promoting entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School and is also a Board Member of the IMD Foundation in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

MR. SERGIO ALONSO

Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.

MR. FRANCISCO STATON

Mr. Francisco Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is Divisional President for the Caribbean. Prior to his appointment as such in 2019, he was Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.

Item 3

ARCOS DORADOS HOLDINGS INC. AVENIDA 116 NO. 7-15 TORRE CUSEZAR, OFFICE 1401 BOGOTA, COLOMBIA

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to the “Register for Meeting” link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D45999-P55547	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:

3.   Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meetingto be held in the calendar year 2024.

Nominees:
01) Mr. Woods Staton 02) Mr. Sergio Alonso 03) Mr. Francisco Staton

Each of Messrs. Woods Staton, Sergio Alonso and Francisco Staton currently serve as Class I Directors on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Staton, Alonso and Staton are enclosed.

The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2020, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2020.
2. Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company's independent auditors for the fiscal year ending December 31, 2021.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor,

administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice of Annual General Meeting is available at www.proxyvote.com.

D46000-P55547

ARCOS DORADOS HOLDINGS INC.

Annual General Meeting of Shareholders

April 28, 2021 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, (Bogota Time) on April 28, 2021, at Avenida 116 n°7-15 Torre Cusezar Office 1401, Bogota, Colombia and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side